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                            December 30, 2020

       Christopher D. Bohn
       Senior Vice President and Chief Financial Officer
       CF Industries Holdings, Inc.
       4 Parkway North, Suite 400
       Deerfield, IL 60015

                                                        Re: CF Industries
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 24,
2020
                                                            File No. 001-32597

       Dear Mr. Bohn:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 11. Executive Compensation, page 129

   1. We note the discussion of executive compensation in your proxy statement does not discuss the impact your
share repurchases have on RONA and TSR. Please confirm that
                                                        your future filings
will discuss this impact on these measures and consequently on the vesting of your long
term incentive awards or provide us with an analysis supporting your determination that the
impact is not material.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Ameen Hamady at 202-551-3891 or Daniel Gordon at 202-551-3486 if
       you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other
 Christopher D. Bohn
CF Industries Holdings, Inc.
December 30, 2020
Page 2

questions.



                                            Sincerely,
FirstName LastNameChristopher D. Bohn
                                            Division of Corporation Finance
Comapany NameCF Industries Holdings, Inc.
                                            Office of Life Sciences
December 30, 2020 Page 2
cc:       Douglas C. Barnard
FirstName LastName